Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

July 1, 2025

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Opti-Harvest, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed June 20, 2025
File No. 024-12560

Dear Sir or Madam:

On behalf of our client, Opti-Harvest, Inc. (the “Company”), set forth below are responses to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated on or about June 21, 2025, with respect to the above referenced Offering Statement on Form 1-A.

The text of the Staff’s comments is set forth in bold italics below, followed in each case by the Company’s response. Please note that all references to page numbers in the responses refer to the page numbers of the Company’s Amendment No. 3 to Offering Statement on Form 1-A, filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1.	We note your response to prior comment two regarding the conversion provisions of your Series B 10% Convertible Preferred Stock. We note that you provide an illustrative example of how many shares of common stock that your Series B 10% Convertible Preferred Stock may be converted into, depending on certain assumptions, and noting that the each share of your preferred stock will cost $1,200. We note that your offering price is $2,500 per share, not $1,200, for your Series B 10% Convertible Preferred Stock. Please revise your calculation using your offering price.

Company response: The Company has revised its disclosure on the prospectus cover page in compliance with this comment.

Summary

Our Technology and Products, page 5

2.	We note that your response to prior comment six regarding your references to AI and machine learning throughout your Offering Circular. Please clarify whether your references to “AI” on pages 7-8, 48-49, 53, and 61 refer to Agricultural Intelligence or Artificial Intelligence. If you are referring to Artificial Intelligence, please define what you mean by Artificial Intelligence and whether you currently have any internally developed Artificial Intelligence software.

Company response: The Company has added the requested disclosure on page 7.

Securities and Exchange Commission

July 1, 2025

Please contact the undersigned with any questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

cc:	Joseph Cascarano
Robert Littlepage
Priscilla Dao
Jeff Kauten
Securities and Exchange Commission

Geoffrey Andersen
Opti-Harvest, Inc.